UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Dong Yu 18/F, Tower A, U-town Office Building #1 San Feng Bei Li Chaoyang District, Beijing 100020, People’s Republic of China +86 (10) 5631 0700	With a copy to: Fang Xue Gibson Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road, Chaoyang District Beijing, 100025, People’s Republic of China +86 10 6502 8687

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two ordinary shares.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 0977B107

1.	Names of Reporting Persons Skillgreat Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,853,731.5[1] ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares.

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 12,853,731.5[1] ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,853,731.5[1] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 39.7%[2]

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Based on (i) 13,048,076.5 Ordinary Shares held by Skillgreat Limited as record holder, less (ii) 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others) as of October 26, 2015.  Skillgreat Limited is wholly owned by Vantage Global Holdings Ltd, which is wholly owned by Dong Yu.

(2)                                 Based on 32,402,346 Ordinary Shares outstanding as of June 30, 2015 (as provided by the Issuer).

CUSIP No. 0977B107

1.	Names of Reporting Persons Vantage Global Holdings Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,880,722.5[3] ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 12,880,722.5[3] ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,880,722.5[3] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 39.8%[4]

14.	Type of Reporting Person (See Instructions) CO

(3)                                 Based on (i) 13,048,076.5 Ordinary Shares held by Skillgreat Limited as record holder, less (ii) 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others, plus (iii) 26,991 Ordinary Shares held by Vantage Global Holdings Ltd as of October 26, 2015.  Skillgreat Limited is wholly owned by Vantage Global Holdings Ltd, which is wholly owned by Dong Yu.

(4)                                 Based on 32,402,346 Ordinary Shares outstanding as of June 30, 2015 (as provided by the Issuer).

CUSIP No. 0977B107

1.	Names of Reporting Persons Dong Yu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,818,496.5[5] ordinary shares. Skillgreat Limited may also be deemed to have sole voting power with respect to such shares.

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 13,818,496.5[5] ordinary shares. Skillgreat Limited may also be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,818,496.5[5] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 42.6%[6]

14.	Type of Reporting Person (See Instructions) IN

(5)                                 Based on (i) 13,048,076.5 Ordinary Shares held by Skillgreat Limited as record holder, less (ii) 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others, plus (iii) 26,991 Ordinary Shares held by Vantage Global Holdings Ltd, plus (iv) 937,774 Ordinary Shares underlying outstanding options and restricted shares held by Dong Yu exercisable or vesting within 60 days as of October 26, 2015.

(6)                                 Based on 32,402,346 Ordinary Shares outstanding as of June 30, 2015 (as provided by the Issuer).

This Amendment No. 5 to Schedule 13D (this “Amendment”) is being filed jointly by Dong Yu (the “Founder”), Vantage Global Holdings Ltd (“Vantage”) and Skillgreat Limited (“Skillgreat”, and together with the Founder and Vantage, the “Reporting Persons”) relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands. This Amendment amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2012 (as amended by Amendment No. 1 filed with the SEC on October 9, 2013, Amendment No. 2 filed with the SEC on July 25, 2014, Amendment No. 3 filed with the SEC on June 17, 2015 and Amendment No. 4 filed with the SEC on October 14, 2015, the “Original Statement”) by the Reporting Persons. Only those items in the Original Statement amended by this Amendment are reported herein. Capitalized terms not otherwise defined herein shall have their respective meanings given to them in the Original Statement.

Item 3.          Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding at the end thereof the following paragraphs:

“The information set forth in Items 4 and 6 of this Schedule 13D is incorporated by reference in this Item 3.

On October 19, 2015, the Reporting Persons entered into an investment agreement with Uranus Connection Limited (the “Investor”), pursuant to which Skillgreat issued to the Investor, and the Investor subscribed from Skillgreat, a loan note (the “Loan Note”) in an aggregate principal amount of US$68,072,463.42 and an exchangeable note (the “Exchangeable Note”, and together with the Loan Note, the “Notes”) in an aggregate principal amount of US$55,695,651.88. The aggregate proceeds from the issuance of the Notes amounted to US$123,768,115.30, which were used to finance the Bona Share Transfer to Skillgreat.

The Loan Note matures on October 22, 2018 and bears interest at a simple interest rate of 9.25% per annum. The entire principal amount and accrued and unpaid interest will be due and payable by Skillgreat on the maturity date. However, interest may be payable before the maturity date under certain circumstances.

The Exchangeable Note matures on October 22, 2018 and does not bear interest. The Exchangeable Note may be exchanged under certain circumstances, at the election of the Investor, into Ordinary Shares at an exchange price of US$27.4 per share or equity interest in the holding company of the Surviving Company (as defined in the Consortium Agreement, which was filed as Exhibit 99.3 to Amendment No. 3 filed with the SEC on June 17, 2015, and is incorporated herein by reference in its entirety.) following the closing of the transaction contemplated under the Consortium Agreement (the “Transaction”).

Pursuant to the terms of the Investment Agreement,  the Reporting Persons agreed to use their respective commercially reasonable efforts to (A) cause the Investor or its designated affiliate(s) (collectively, the “Investor Parties”) to become a party to the Consortium Agreement by entering into an amendment to the Consortium Agreement with other parties thereto on terms reasonably acceptable to the Investor and participate as an equity sponsor in the buyer consortium formed for purpose of undertaking the Transaction (subject to the terms and conditions of the Consortium Agreement) as soon as practicable, and (B) cause an individual designed by the Investor Parties to be appointed to the board of directors of Holdco (as defined in the Consortium Agreement) and the Surviving Company, in each case after the closing of the Transaction, subject to certain conditions.

Pursuant to the terms of the Investment Agreement, the Issuer agreed to ensure that the Issuer and the Investor Parties as equity sponsors in the buyer consortium in the Transaction in aggregate will be entitled to subscribe for equity interest in Holdco for an aggregate cash amount that is sufficient for Holdco to acquire at least 6,480,469 Ordinary Shares, of which the Issuer shall cause the Investor Parties to be entitled to subscribe for equity interest in Holdco (the “Investor Allocated Equity”) for an aggregate cash price (the “Investor Allocated Equity Commitment”) that is sufficient for Holdco to acquire at least 2,916,212 Ordinary Shares in the Transaction. Prior to the execution of the Merger Agreement (as defined in the Consortium Agreement), Skillgreat and the Investor Parties will negotiate the terms of a loan agreement (the “New Loan Agreement”) based on certain pre-agreed terms pursuant to which the Investor Parties will provide Skillgreat with a term loan (the “New Loan”) for Skillgreat to contribute to Holdco so Holdco can acquire at least 3,564,257 Ordinary Shares in the Transaction. If the New Loan

Agreement is entered into prior to the execution of the Merger Agreement, (1) the Investor Parties shall also undertake, concurrently with the execution of the Merger Agreement, to subscribe for the Investor Allocated Equity for an aggregate cash price equal to the Investor Allocated Equity Commitment at the closing of the Transaction, and (2) the maturity date for each of the Notes shall, at the sole election of Skillgreat, be extended to the maturity date of the New Loan set forth in the New Loan Agreement. In the event that the foregoing loan agreement is not entered into within a certain period for certain reasons, the Investor Parties shall not be entitled to subscribe for the Investor Allocated Equity in the Transaction.

Pursuant to the terms of certain share charges (each, a “Share Charge”), each dated as of October 27, 2015, Skillgreat agreed to pledge an aggregate of 4,517,085 Ordinary Shares to the Investor to secure its obligations under the Notes. In the even that an Event of Default (as defined under the relevant Note) has occurred, the holder of the Note may, among other things, require all or any part of the relevant Note be redeemed at the outstanding principal amount plus all accrued and unpaid interest thereon together with default interest, if any, and/or exercise its right under the relevant Share Charge, including its rights of enforcement of the collateral.

References to the Investment Agreement and the Share Charges set forth herein are not intended to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement and the Share Charges, which are filed hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and which are incorporated herein by reference.”

Item 4.           Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following paragraphs:

“The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in this Item 4

On October 26, 2015, pursuant to the securities purchase agreement entered into by and amongst Peak Reinsurance Company Limited (“PeakRe”), Fidelidade-Companhia de Seguros, S.A. (“Fidelidade”), the Founder and Skillgreat, dated October 12, 2015 (the “Securities Purchase Agreement”), Skillgreat purchased from PeakRe an aggregate of 663,201 ADSs and from Fidelidade an aggregate of (i) 39,116 ADSs and (ii) 4,165,926 Ordinary Shares, at a price of US$27.40 per Ordinary Share (equivalent to US$13.70 per ADS), for an aggregate purchase price of US$123,768,115.30 (the “Bona Share Transfer to Skillgreat”). The information disclosed in this Item 4 is qualified in its entirety by the Securities Purchase Agreement, which was filed as Exhibit 1 to Amendment No. 4 filed on October 14, 2015, and is incorporated herein by reference in its entirety.”

Item 5.           Interest in Securities of the Issuer

The first paragraph of Item 5 is hereby amended and restated as follows:

“(a) and (b) The information set forth in the cover pages of this Schedule 13D is incorporated herein by reference. Skillgreat is the record owner of 13,048,076.5 Ordinary Shares, which includes 194,345 Ordinary Shares held by Skillgreat Limited for other persons. The Reporting Persons expressly disclaim beneficial ownership of the 194,345 Ordinary Shares held by Skillgreat on behalf of others. Vantage is the record owner of 26,991 Ordinary Shares.”

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add at the end thereof the following paragraphs:

“The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in this Item 6.”

Item 7.           Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Investment Agreement by and among Mr. Dong Yu, Skillgreat Limited, Vantage Global Holdings Ltd and Uranus Connection Limited dated October 19, 2015.

99.2	Share Charge by and among Skillgreat Limited and Uranus Connection Limited dated October 27, 2015.

99.3	Share Charge by and among Skillgreat Limited and Uranus Connection Limited dated October 27, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 27, 2015

SKILLGREAT LIMITED

By:	/s/ Dong Yu
Name:	Dong YU

VANTAGE GLOBAL HOLDINGS LTD

By:	/s/ Dong Yu
Name:	Dong YU
Title:	Authorized Signatory

Dong Yu

By:	/s/ Dong Yu
Name:	Dong YU